

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 1, 2016

Jamieson Karson
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 10
Staten Island, NY 10314

> **Re:** **Soupman, Inc.**
> **Amendment No. 1 to Preliminary Information Statement**
> **on Schedule 14C**
> **Filed October 19, 2016**
> **File No. 000-53943**

Dear Mr. Karson:

We have reviewed your amended information statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment and any amendment you may file in response, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2016 letter.

General

1. We note your response to comment 1. It does not appear that you have provided the disclosure required by Item 12(f) of Schedule 14A. Please revise to include such disclosure or, if you do not believe it is required, tell us why. In this regard, we note that your proposed action to increase your authorized common stock and thereafter use the additional authorized shares for an exchange of debentures may implicate Note A of Schedule 14A and therefore require the disclosure required by Item 12 of Schedule 14A.

Jamieson Karson
Soupman, Inc.
November 1, 2016
Page 2

You may contact Danilo Castelli, Staff Attorney, at (202) 551-6521, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Robert Bertrand, President and CFO, Soupman, Inc.